SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1995


                                      OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from _____________ to ___________


  Commission file number 33-34149



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


     Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Bob Evans Farms, Inc.
                            3776 South High Street
                             Columbus, Ohio 43207





                              Exhibit Index on Page 20

                             REQUIRED INFORMATION


     The following financial statements and schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:


Description                                                Page No.

Report of Independent Auditors                              Page 5.

Audited Financial Statements:

Statements of Net Assets Available for Plan                 Page 6.
  Benefits at December 31, 1995 and December 31,
  1994

Statements of Changes in Net Assets Available               Page 7.
  for Plan Benefits for the Years Ended
  December 31, 1995 and December 31, 1994

Notes to Financial Statements -- December 31, 1995          Pages 8
                                                            through 12.

Schedules:

Assets Held for Investment -- December 31, 1995             Pages 13
                                                            through 18.

Transactions or Series of Transactions in Excess
  of 5% of the Current Value of Plan Assets for             Page 19.
  the Year Ended December 31, 1995






            The following exhibit is being filed herewith:


Exhibit No.             Description                         Page No.

      1                 Consent of Ernst & Young LLP,       Page 21.
                        Independent Auditors

                                     SIGNATURES

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BOB EVANS FARMS, INC. AND AFFILIATES 401K
                                    RETIREMENT PLAN



Date:  June 27, 1996          By:  /s/ R. Lindsay Borden
                                       ______________________________________
                                       R. Lindsay Borden, Chairman of
                                       the Bob Evans Farms, Inc. and
                                       Affiliates 401K Retirement Plan
                                       Committee (also known as the
                                       Deferral Plan Committee)

                     Bob Evans Farms, Inc. and Affiliates
                             401K Retirement Plan

                  Audited Financial Statements and Schedules


                    Years ended December 31, 1995 and 1994




                                   Contents

Report of Independent Auditors ........................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits...................2
Statements of Changes in Net Assets Available for Plan Benefits........3
Notes to Financial Statements..........................................4

Schedules

Assets Held for Investment.............................................9
Transactions or Series of Transactions in Excess of 5% of the Current
   Value of Plan Assets...............................................15

                        Report of Independent Auditors

Participants of the
Bob Evans Farms, Inc. and Affiliates 401K
   Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the
Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the December 31, 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the December 31, 1995 financial statements taken as a whole.




June 6, 1996

                             ____________________


           Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

             Statements of Net Assets Available for Plan Benefits




                                                  December 31
                                               1995         1994
                                           --------------------------
Assets
Assets held for investment (Note 1):
  Cash and short-term
  investments                               $ 2,950,330  $ 3,923,825
  Employee directed investment funds         34,776,867   26,066,142
   (Note 6)
  U.S. government and agency obligations      3,794,543    2,666,152
  Corporate notes                             1,862,615    1,822,088
  Corporate stocks                           19,676,684   18,530,344
  Mutual funds                                2,612,749    2,064,343
  Real estate joint ventures                    191,195      231,877
                                            ------------------------
                                             65,864,983   55,304,771
Receivables
  Employer receivable (Note 6)                3,244,277    2,447,464
  Accrued interest receivable                   153,309      157,483
  Employee withholdings receivable (Note 6)     487,563      532,283
                                            ------------------------
                                              3,885,149    3,137,230
                                            ------------------------
Total assets                                 69,750,132   58,442,001

Liabilities
Benefits payable                              3,367,060    2,337,392
                                            ------------------------
Net assets available for plan benefits      $66,383,072  $56,104,609
                                            ========================


See accompanying notes.

           Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

        Statements of Changes in Net Assets Available for Plan Benefits



                                             Year ended December 31
                                               1995          1994
                                           ---------------------------

Additions:
  Employer contributions                   $  3,245,277   $ 3,388,627
  Employee contributions                      6,199,825     6,655,824
  Interest and dividends                      2,130,855     1,991,093
  Net realized and unrealized
   appreciation (depreciation) in current
   value of                                   5,455,877    (2,630,961)
   investments (Note 4)
                                           ---------------------------
                                             17,031,834     9,404,583

Deductions:
Administrative expenses                         278,223       335,347
Profit sharing plan distributions
  -terminations                               6,475,148     5,205,621
  and retirements
                                           ---------------------------
Net increase                                 10,278,463     3,863,615

Net assets available for plan benefits
  at beginning of year                       56,104,609    52,240,994
                                           ---------------------------
Net assets available for plan benefits
  at end of year                            $66,383,072   $56,104,609
                                           ===========================


See accompanying notes.

           Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan


                         Notes to Financial Statements

                               December 31, 1995



1. Significant Accounting Policies

Valuation of Investments

     Investments are stated at current value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

     The change in the difference between the cost of investment and the current value since the last valuation date is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation (depreciation) in current value of investments.

     Net realized gain on sale of investments is the difference between the proceeds received and the specific cost of investments sold.

Administrative Expenses

     Administrative expenses of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the Plan) are borne by the Plan.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

     The Plan is a contributory retirement plan which enables substantially all full-time employees of Bob Evans Farms, Inc. and affiliates, (the Company) to share in the profits of the Company and to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company.

           Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan


                   Notes to Financial Statements (continued)




2. Description of the Plan (continued)

     Each year the Board of Directors determines an amount that the Company may contribute as the Company's profit sharing, match, or base contributions, to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Profit sharing contributions are allocated among the participating employees on the basis of and in proportion to their respective compensations, not in excess of the amount determined by the Secretary of the Treasury. Matching contributions are made in the proportion of the participant's deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the profit sharing fund are reallocated to remaining participants based on their respective balances at the beginning of the plan year. Forfeitures resulting from unvested benefits of the employer matching fund shall be used to reduce present and future employer matching contributions.

     The Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event of termination, participants shall acquire nonforfeitable interests in amounts then credited to their accounts.

3. Benefits

     Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described in
Note 2, and their allocable share of the income and expenses of the Plan. With respect to the profit sharing and matching employer contribution, participants are twenty percent vested after three years and graduating to one hundred percent vested after seven years. Participants are fully vested in their contribution and the Company's base contribution.

     Benefits are generally payable upon the employee's death, retirement, disability, or termination. Benefit payments allow the participant to elect to purchase an annuity contract from a reserve life insurance company as well as taking either a lump sum distribution or equal monthly installments over a period not to exceed ten years.

4. Investments

The Plan's investments are held by a trust fund administered by National City Bank. During the years ended December 31, 1995 and 1994, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) appreciated (depreciated) in current value as follows:

                                                        1995            1994
                                                     ---------------------------
Short-term investments .......................     $      (461)     $   (50,494)
Employee directed investment funds ...........       1,557,606       (1,437,115)
U.S. government and agency obligations .......         128,297         (259,533)
Corporate notes ..............................          80,754         (271,545)
Corporate stocks .............................       3,239,730         (663,358)
Mutual funds .................................         449,951           51,084
                                                   -----------------------------
                                                   $ 5,455,877      $(2,630,961)
                                                   =============================

     The current value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                            December 31
                                                       1995             1994
                                                     ---------------------------

Bob Evans Farms, Inc. common stock .........       $12,677,161       $13,677,990

Fidelity Advisor Series II Fund ............        18,048,910        12,380,837

Armada Money Market Fund ...................         6,024,127              --

NCC Money Market Portfolio (Trust) .........              --           6,011,234

5. Transactions with Party-In-Interest

The Plan currently owns 667,219 shares of the Company's common stock. The current market value of stock represents the closing bid price for the shares at December 31, 1995. The accumulated depreciation for the year ended December 31, 1995 was $1,000,828. Cash dividends received from the Company were $203,502 and $186,484 for the years ended December 31, 1995 and 1994, respectively.

6. Detail of Employee Investment Funds

Under the terms of the Plan, participants may direct their contributions in ten percent increments to seven different investment funds. The following tables describe the allocation of the net assets and the changes in net assets of these employee directed funds:


                      Money                                 Fidelity                   Fidelity       Euro
                      Market     Managed      Bob Evans    Income and    Bond Fund   Opportunity    Pacific
December 31, 1995      Fund        Fund      Stock Fund    Growth Fund  of America   Growth Fund      Fund      Total
                    ------------------------------------------------------------------------------------------------------

Invested assets     $3,259,566 $    -       $9,699,797    $13,082,345   $1,442,625   $4,997,328   $2,295,206 $34,776,867

Employee
   withholdings         64,135      -          182,021         87,517       30,307       83,800       39,783     487,563
   receivable
Accrued investment      12,091      -            2,650        (10,752)         293          665          374       5,321
   income
                    ------------------------------------------------------------------------------------------------------
Net assets of
   employee         $3,335,792 $    -       $9,884,468    $13,159,110   $1,473,225   $5,081,793   $2,335,363 $35,269,751
   directed
   funds at
   December 31,
   1995
                    ======================================================================================================

December 31, 1994
Invested assets     $2,509,892  $ (10,752)  $8,713,161     $9,501,306   $   864,725  $2,950,205   $1,537,605 $26,066,142
Employee
   withholdings         66,852          -      233,888         99,804       24,262       70,902       36,575     532,283
   receivable
Accrued investment      12,091          -        2,650              -          293          667          374      16,075
   income
                    ------------------------------------------------------------------------------------------------------
Net assets of
   employee         $2,588,835  $ (10,752)  $8,949,699     $9,601,110   $  889,280   $3,021,774   $1,574,554 $26,614,500
   directed
   funds at
   December 31,
   1994
                    ======================================================================================================


Changes in net assets for the year ended December 31, 1995:


                     Money                              Fidelity                  Fidelity        Euro
                     Market     Managed    Bob Evans   Income and    Bond Fund   Opportunity     Pacific
                      Fund        Fund    Stock Fund   Growth Fund  of America   Growth Fund      Fund        Total
                  -------------------------------------------------------------------------------------------------------
Allocated         $   152,647  $   -      $  511,589  $ 2,450,855   $  53,140   $   169,826   $   91,644   $ 3,429,701
employer
contributions
Employee             715,677          -    2,677,309    1,051,817     320,131       959,336      475,604     6,199,874
contributions
Investment gains     150,840          -     (558,609)   1,447,171     185,325       965,657      233,971     2,424,355
Distributions       (366,401)         -   (1,065,261)  (1,358,467)    (79,470)     (355,042)    (174,038)   (3,398,679)
Transfer between      94,194     10,752     (630,259)     (33,376)    104,819       320,242      133,628             -
funds
                  -------------------------------------------------------------------------------------------------------
Net increase         746,957     10,752      934,769    3,558,000     583,945     2,060,019      760,809     8,655,251
(decrease)

Net assets at      2,588,835    (10,752)   8,949,699    9,601,110     889,280     3,021,774    1,574,554    26,614,500
beginning of
period
                  -------------------------------------------------------------------------------------------------------
Net assets at     $3,335,792   $    -    $ 9,884,468  $13,159,110  $1,473,225    $5,081,793   $2,335,363   $35,269,751
end of period
                  =======================================================================================================



Of the employer contributions for the match and base contribution totaling $3,245,277, $1,000 has been made to the Plan, but had not been allocated to the 401K funds as of December 31, 1995. The remaining $3,244,277 is a receivable of the Plan at December 31, 1995.

7. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(b) of the Internal Revenue Code (IRC) and was, therefore, not subject to tax under present income tax laws.




           Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

                          Assets Held for Investment

                               December 31, 1995

                                                                                                                          1
     Face Value
     or Number                                                                                      Current
     of Shares                           Description                             Cost                Value
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

                     CASH AND SHORT-TERM INVESTMENTS

        300,000      Federal Home Loan Banks, 8.75%,
                        due 6/10/96                                        $       300,469        $     304,410
      2,612,252      Armada Money Market Fund                                    2,612,252            2,612,252
         33,668      Armada Government Fund                                         33,668               33,668
                                                                         -----------------------------------------
                                                                                 2,946,389            2,950,330

                     EMPLOYEE DIRECTED INVESTMENT FUNDS

        507,745      Bob Evans Farms, Inc., common stock                         9,422,024            9,647,155
        992,732      Fidelity Advisor Series II Fund                            16,414,295           18,048,910
         97,694      Euro Pacific Growth Fund                                    2,156,114            2,259,657
         97,740      Bond Fund of America                                        1,291,575            1,356,627
      3,411,875      Armada Money Market Fund                                    3,411,875            3,411,875
         52,643      NCC Money Market Portfolio                                     52,643               52,643
                                                                         -----------------------------------------
                                                                                32,748,526           34,776,867

                     U.S. GOVERNMENT AND AGENCY OBLIGATIONS

        300,000      U.S. Treasury Notes, 8.50% note, due 5/15/97
                                                                                   299,203              312,843
        500,000      Federal National Mortgage Assn, 6.38% note, due
                        10/13/00                                                   500,230              510,300
        500,000      Federal Home Loan Banks, 8.33% note, due 4/16/01
                                                                                   500,469              528,450
        500,000      Federal National Mortgage Assn., 6.84% note, due
                        8/18/00                                                    497,910              511,950
        300,000      Federal National Mortgage Assn., 7.64% note, due
                        5/6/99                                                     300,000              302,400




- ---------------------------------------------------------------------------------------------------------------------------
           Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
- ---------------------------------------------------------------------------------------------------------------------------

                    Assets Held for Investment (continued)


                                                                                                                          1

     Face Value
     or Number                                                                                      Current
     of Shares                           Description                             Cost                Value
- ------------------------------------------------------------------------------------------------------------------

                     U.S. GOVERNMENT AND AGENCY OBLIGATIONS
                        (continued)

        500,000      Federal National Mortgage Assn., 6.63% note, due
                        9/13/98                                                    500,000              504,100
        150,000      Federal National Mortgage Assn., 6.80% note, due
                        10/23/02                                                   150,000              152,670
        200,000      Federal National Mortgage Assn., 6.45% note, due
                        6/10/03                                                    199,625              201,180
        500,000      Federal National Mortgage Assn., 6.85% note, due
                        9/12/05                                                    499,219              514,850
        250,000      Federal National Mortgage Assn., 7.09% note, due
                        10/13/05                                                   250,000              255,800
                                                                         -----------------------------------------
                                                                                 3,696,656            3,794,543

                     CORPORATE NOTES

        200,000      Anheuser Busch Co., Inc., 8.75%, due 12/1/99
                                                                                   199,300              221,436
        160,000      Chubb Corp., 8.75%, due 11/15/99                              159,600              168,949
        175,000      CoAmerica, Incorporated, 9.75%, due 5/1/99
                                                                                   174,125              194,359
        250,000      Exxon Capital Corporation, 7.875%, due 8/15/97
                                                                                   249,233              259,375
        250,000      Ford Motor Credit Company, 8.25%, due 5/15/96
                                                                                   249,375              252,383
        200,000      Republic New York Corporation, 8.25%, due 5/1/96
                                                                                   199,666              201,782
        300,000      SCE Capital Company, 7.375%, due 12/15/03
                                                                                   287,064              308,904
        250,000      Xerox Corp., 9.20%, due 7/15/99                               250,000              255,427
                                                                         -----------------------------------------
                                                                                 1,768,363            1,862,615






     Face Value
     or Number                                                                                      Current
     of Shares                           Description                             Cost                Value
- ------------------------------------------------------------------------------------------------------------------

                     CORPORATE STOCKS

          3,700      Abbot Labs, common                                            108,748              154,012
          3,000      Ahmanson HF & Co., common                                      77,550               79,500
         11,800      Acme Cleveland Corp., common                                  253,907              221,250
          3,800      American Express Co., common                                   98,509              157,225
          3,900      American Greetings Corporation C/A, common
                                                                                    76,606              107,738
          1,800      American International Group, Inc., common
                                                                                   100,595              249,750
          2,600      American Telephone & Telegraph Co., common
                                                                                    97,870              168,350
          6,800      Atmos Energy Corp., common                                    122,128              156,400
          8,550      Banta Corporation, common                                     232,410              376,200
          2,900      Baxter International, Inc., common                             98,027              121,437
          5,600      Beckman Instras Inc., common                                  185,036              198,100
          3,500      Beneficial Corp., common                                      134,688              163,187
          4,000      Boatmens Bancshares, common                                   138,000              163,500
        159,474      Bob Evans Farms, Inc., common                                 725,416            3,030,006
          9,030      Cincinnati Financial Corp., common                            277,300              589,207
          2,600      Compaq Computer Corp., common                                 103,285              124,800
          8,800      Cooper Tire & Rubber, common                                  206,788              216,700
          2,000      Consolidated Paper Inc., common                               111,160              112,250
          6,800      Dial Corp., common                                            149,872              201,450
          3,000      Dow Chemical Co., common                                      192,075              210,750
          3,000      Dun & Bradstreet, Inc., common                                175,418              194,250
          3,000      E.I. DuPont DeNemours, common                                 162,240              209,625
          5,000      Eaton Corporation,. common                                    267,164              268,125
          5,000      Emerson Electric Co., common                                  289,775              408,750
          2,600      Exxon Corp., common                                           135,076              209,300
          6,000      Ford Motor Corp., Del., common                                178,730              173,250
          5,700      GTE Corporation, common                                       178,324              250,088
          1,700      Garrett, Inc., common                                          99,336              104,338
          2,800      GATX Corp., common                                            112,080              136,150





     Face Value
     or Number                                                                                      Current
     of Shares                           Description                             Cost                Value
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

                     CORPORATE STOCKS (continued)

         10,400      General Electric Co., common                                  184,886              748,800
          3,000      General Motors Corp., common                                   96,240              156,000
         15,000      Graphics Ind., common                                         131,470              183,750
          4,600      Great Lakes Chemical Corp., common                            269,632              331,200
          6,500      Harris Corporation, common                                    234,368              355,062
          5,600      Hanson PLC, common                                             95,021               85,400
          1,500      Hewlett Packard Co., common                                   124,620              125,625
          5,000      Home Depot, common                                            210,900              238,750
          4,955      Huntington Bancshares, Inc., common                            36,694              118,920
          1,600      ITT Corporation, common                                        34,137               84,800
          1,600      ITT Hartford Group, common                                     33,959               77,400
          1,600      ITT Inos, Inc., common                                         15,783               38,400
          4,400      Ingersoll Rand Company, common                                102,476              154,550
          1,000      Intel Corp., common                                            63,625               56,750
          2,500      International Business Machines, common
                                                                                   283,285              228,438
          2,500      Johnson Controls, Inc., common                                127,993              171,875
          4,000      Key Corp., common                                             107,750              145,000
         10,000      K Mart Corp., common                                          142,050               71,250
          4,700      Mallinckrodt & Group, common                                  160,764              170,963
          1,800      Marsh & McLennon Cos., common                                 147,630              159,750
          2,000      Masco Corp., common                                            56,910               62,750
          1,600      McGraw Hill, Inc., common                                      96,918              139,400
          1,000      Microsoft Corp.                                                95,375               87,750
         16,000      Millipore Corp., common                                       228,560              658,000
          5,000      Minnesota Mining & Manufacturing Co., common
                                                                                   272,700              331,875
          4,300      Mobil Corp., common                                           209,399              480,525
          5,300      National Semiconductor, common                                146,280              117,262
          2,000      Norfolk Southern Corp., common                                118,410              158,750
          2,000      Northern States Power Co., common                              65,581               98,250
          6,000      Northern Tr. Corp., common                                    252,000              336,000
          5,000      Norwest Corp., common                                          53,176              165,000





     Face Value
     or Number                                                                                      Current
     of Shares                           Description                             Cost                Value
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

                     CORPORATE STOCKS (continued)

          6,500      Ogden Corp., common                                           155,284              138,938
          3,000      Pepsico Inc., common                                           98,085              167,625
          5,000      Philip Morris Companies Inc., common                           60,059              451,250
          2,400      Proctor & Gamble Co., common                                   97,980              199,200
          4,000      Repsol SA, Sponsored ADR                                      132,435              131,500
          7,400      Rite Aid Corp., common                                        140,233              253,450
          1,100      Royal Dutch Petroleum Co., common                              65,542              155,238
         16,800      Sara Lee Corp., common                                        295,819              537,600
         13,700      Sherwin Williams Co., common                                  301,650              558,275
          4,600      Standex Intl Corp., common                                    132,746              150,650
          3,600      Stanley Wks, common                                           142,560              185,400
          8,200      Super Foods Services, Inc., common                            109,642              106,600
          1,500      Tektronic, Inc.common                                          63,338               73,688
          2,000      Texaco Inc., common                                           131,410              157,000
          1,500      Textron, Inc., common                                          50,280              101,250
          9,000      Tokheim Corp., common                                         110,835               59,625
          6,700      Toys R Us, inc., common                                       160,499              145,725
          2,800      TRW, Inc., common                                             173,774              217,000
          3,500      Universal Foods Corp., common                                 123,002              140,437
          4,800      U.S. Healthcare, inc.                                         149,880              223,200
          2,700      VF Corp., common                                              137,442              142,425
          5,300      Wolohan Lumber Co.                                            113,950               51,675
          5,000      York International Corp., common                              187,537              235,000
                                                                         -----------------------------------------
                                                                                12,420,687           19,676,684

                     MUTUAL FUNDS

         41,746      AIM Fund Group                                              1,098,454            1,387,316
         82,967      Pimco Advisors Target Fund C                                1,013,260            1,225,433
                                                                         -----------------------------------------
                                                                                 2,111,714            2,612,749

     Ownership                                                       Estimated
      Interest               Description             Book Value    Current Value
- --------------------------------------------------------------------------------

                     REAL ESTATE JOINT VENTURES

       57.88%        Vantage Mortgage Fund             253,358         103,877
       10.00%        Deer Creek Joint Venture            9,318           9,318
         .17%        Winthrop California Investors
                       Limited Partnership
                                                       327,378          78,000
                                                  -----------------------------
                                                       590,054         191,195
                                                  -----------------------------
                     TOTAL INVESTMENTS             $56,282,379     $65,864,983
                                                  =============================

                     Bob Evans Farms, Inc. and Affiliates
                             401K Retirement Plan

               Transactions or Series of Transactions in Excess
                   of 5% of the Current Value of Plan Assets

                               December 31, 1995

                                                                                                Current Value
                                                                                                 of Asset on
                                                         Purchase      Selling       Cost of     Transaction     Net Gain
            Asset Description                              Price        Price         Asset          Date         (Loss)
- ----------------------------------------------------------------------------------------------------------------------------

Category (i) - A single transaction in
  excess of 5% of plan assets

Armada Money Market Fund                               $    -      $  3,415,227  $  3,415,227   $  3,415,227   $     -


Category (iii) - A series of transactions in excess of 5% of plan assets

Armada Money Market Fund               303 Purchases  21,214,714            -    21,214,714    21,214,714             -
                                       410 Sales               -   21,128,826    21,128,826    21,128,826             -

Bob Evans Farms, Inc. (common) *        11 Purchases   2,305,688            -     2,305,688     2,305,688             -
                                        11 Sales               -    2,305,688       573,479     2,305,688     1,732,209

Fidelity Advisors Series II Income      10 Purchases   2,746,558     -            2,746,558     2,746,558      -
  & Growth Portfolio                     1 Sale                -      220,000       209,387       220,000        10,613


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1995.


*  Party-in-interest.




      Page 20 of 21 Pages

                     BOB EVANS FARMS, INC. AND AFFILIATES
                             401K RETIREMENT PLAN
                          ANNUAL REPORT ON FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1995

                               INDEX TO EXHIBITS

Exhibit No.                 Description                     Page No.

     1                  Consent of Ernst & Young LLP,       Page 21.
                        Independent Auditors